UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Evolution Petroleum Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30049A107

(CUSIP Number)

Kelly Loyd
10,000 Memorial Drive, Suite 550
Houston, Texas 77024
(713) 579-2621

with a copy to:

Timothy T. Samson
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
John Lovoi
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,337,510
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		4,337,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,337,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 Based on 26,259,147 shares issued and outstanding as of May 14, 2009, as disclosed in Evolution’s 10-Q filed on May 15, 2009.

1	NAMES OF REPORTING PERSONS:
Belridge Energy Advisors, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2809889

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,969,510
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		1,969,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,969,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

2 Based on 26,259,147 shares issued and outstanding as of May 14, 2009, as disclosed in Evolution’s 10-Q filed on May 15, 2009.

1	NAMES OF REPORTING PERSONS:
JVL Global Energy (QP), LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504098

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		689,568
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		689,568
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

689,568
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.6%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

3 Based on 26,259,147 shares issued and outstanding as of May 14, 2009, as disclosed in Evolution’s 10-Q filed on May 15, 2009.

1	NAMES OF REPORTING PERSONS:
JVL Global Energy, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		782,960
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		782,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

782,960
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.0%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

4 Based on 26,259,147 shares issued and outstanding as of May 14, 2009, as disclosed in Evolution’s 10-Q filed on May 15, 2009.

1	NAMES OF REPORTING PERSONS:
Navitas Fund LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2267080

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		720,198
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		720,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

720,198
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.7%[5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

5 Based on 26,259,147 shares issued and outstanding as of May 14, 2009, as disclosed in Evolution’s 10-Q filed on May 15, 2009.

1	NAMES OF REPORTING PERSONS:
Navitas Fund (QP) LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 42-1738616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		175,274
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		175,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

175,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.7%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

6 Based on 26,259,147 shares issued and outstanding as of May 14, 2009, as disclosed in Evolution’s 10-Q filed on May 15, 2009.

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Evolution Petroleum Corp., a Nevada corporation ("Evolution"), to amend the Schedule 13D filed on November 3, 2008 (the "Original Schedule 13D") and is being filed on behalf of Mr. John V. Lovoi, Belridge Energy Advisors, LP, a California limited partnership, JVL Global Energy (QP), LP, a Texas limited partnership, JVL Global Energy, LP, a Texas limited partnership, Navitas Fund LP, a Texas limited partnership,  and Navitas Fund (QP), LP, a Texas limited partnership.  This Amendment No. 1 is being filed to remove Chula Partners III, LP ("Chula"), from the Original Schedule 13D and to update the beneficial ownership of the reporting persons hereto.  The Original Schedule 13D incorrectly reported that Mr. Lovoi is the beneficial owner of the 75,000 shares of Common Stock held by Chula. In fact, Mr. Lovoi neither owns nor controls Chula and therefore  is not deemed to be the beneficial owner of the 75,000 shares of Common Stock held by Chula. As a result, the number of shares of Common Stock beneficially owned by Mr. Lovoi has been revised downward by 75,000 shares to correct this error .  Additionally, this Amendment No. 1 also reflects transactions effected by the reporting persons hereto in Evolution's Common Stock since the filing of the Original Schedule 13D.

Except as provided herein, this Amendment  No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.  Identity and Background.

No modification is made to Item 2 of the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The information in Item 3 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

On October 24, 2008, Belridge Energy Advisors, LP, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP are limited partnerships managed by JVL Advisors, LLC and of Peninsula - JVL Capital Advisors, LLC and have collectively expended an aggregate of $10,020,781 of partnership funds and working capital to acquire shares of Evolution Common Stock as set forth in Item 6.

On February 25, 2009, JVL Global Energy, LP purchased 1,020 shares of Evolution Common Stock for approximately $1,456; JVL Global Energy (QP), LP purchased 810 shares of Evolution Common Stock for approximately 1,156; Navitas Fund, LP purchased 950 shares of Evolution Common Stock for $1,356 and Navitas Fund (QP), LP purchased 220 shares of Evolution Common Stock for approximately $314.  These shares were acquired with partnership funds and working capital.

On June 1, 2009, JVL Global Energy, LP sold 185,250 share of Evolution Common Stock for $500,175; Navitas Fund, LP sold 67,250 shares of Evolution Common Stock for $181,575 and Navitas Fund (QP), LP sold 7,500 shares of Evolution Common Stock for $20,250.

Item 4.  Purpose of Transaction.

The information in Item 3 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

Each of Belridge Energy Advisors, LP, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP holds its respective shares of Evolution Common Stock for investment purposes.

Each of the aforementioned limited partnerships intends to monitor and evaluate its investment in Evolution in light of pertinent factors, including market conditions, Evolution's performance and prospects, the trading price of the Evolution Common Stock, conditions in Evolution's industry and general economic conditions. Each of these limited partnerships may make additional purchases of Evolution Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Evolution Common Stock that it may hereafter acquire.

Except as set forth above, neither Mr. Lovoi nor any of the aforementioned limited partnerships has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a)
Mr. Lovoi beneficially owns 4,337,510 shares of Evolution Common Stock, representing 16.5% of Evolution's issued and outstanding shares of Common Stock. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 26,259,147 shares of Evolution Common Stock issued and outstanding as of May 14, 2009. The information provided in the cover pages with respect to the beneficial ownership of each of the reporting persons is incorporated herein by reference.

(b)
As the managing member of Peninsula - JVL Capital Advisors, LLC, which is the general partner of Belridge Energy Advisors, LP, Mr. Lovoi is deemed to have shared power to vote and shared power to dispose of 1,969,510 shares of Evolution Common Stock with Belridge Energy Advisors, LP.  Mr. Lovoi, as managing member of JVL Advisors, LLC, which is the general partner of each of JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP, is deemed to have the shared power to vote and the sole power to dispose of the aggregate 2,368,000 shares of Evolution Common Stock held by those entities. Mr. Lovoi is therefore deemed to have shared power to vote and shared power to dispose of a total of 4,337,510 shares of Evolution Common Stock.

(c)
Except as set forth or incorporated herein, neither Mr. Lovoi nor any of Peninsula - JVL Capital Advisors, LLC, JVL Advisors, LLC, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP has effected any transaction in Evolution Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 6 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

Each of the following transactions occurred on October 24, 2008:

(a)
Belridge Energy Partners acquired 1,000,000 shares of Evolution Common Stock for a total purchase price of $1,300,000, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(b)
JVL Global Energy (QP), LP acquired 417,213 shares of Evolution Common Stock for a total purchase price of $542,377, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(c)
JVL Global Energy, LP acquired 587,237 shares of Evolution Common Stock for a total purchase price of $763,408, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(d)
Navitas Fund LP acquired 513,342 shares of Evolution Common Stock for a total purchase price of $667,345, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(e)
Navitas Fund (QP), LP acquired 107,208 shares of Evolution Common Stock for a total purchase price of $139,370, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

Item 7. Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and not to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2009

/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC
Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy (QP), LP
By:	JVL Advisors, LLC
Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy, LP
By:	JVL Advisors, LLC
Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund LP
By:	JVL Advisors, LLC
Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund (QP) LP
By:	JVL Advisors, LLC
Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member